25002590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III*

SEC Mail Processing

SEC FILE NUMBER
8/49155

MAR 03 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Young & Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, 4th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Young	212-682-5555	pyoung@youngandpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter Young, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Young & Partners LLC, as of 12/23, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

CEO and President

Notary Public

SREEWATTIE GOBIN
Notary Public, State of New York
Registration No. 01GO6212568
Qualified in Bronx County
My Commission Expires 10/13/2025

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] *(g) Notes to consolidated financial statements.*
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

YOUNG & PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2024

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managing Member
Young & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Young & Partners LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Young & Partners LLC's management. Our responsibility is to express an opinion on Young & Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Young & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Young & Partners LLC's auditor since 2006.
New York, New York
February 27, 2025

YOUNG & PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	360,087
Accounts receivable		50,000
Prepaid expenses and deposits		25,232
Fixed assets, net of accumulated depreciation of $258,565		3,676
TOTAL ASSETS	$	438,995

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,934
Total liabilities		12,934
Members' equity		426,061
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	438,995

See accompanying notes to the statement of financial condition

YOUNG & PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

NOTE 1. ORGANIZATION

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statement has been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes revenue as earned based on when performance obligations are met. Revenue from contracts with customers includes fees from mergers and acquisitions, advisory and corporate finance (including private placements) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. These fees are generally fixed in nature, being earned as performance obligations are completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. On occasion, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract and whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain events.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that credit risk associated with accounts receivable is related to a client's inability to fulfill its contractual obligations. Management monitors the credit risk of clients and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company had $50,000 in accounts receivable at year end and $10,170 in accounts receivable at December 31, 2023. The Company had no allowance for credit losses as of December 31, 2024 and December 31, 2023.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware.

The Company is an unincorporated entity and is classified and treated as a partnership for federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expenses as reported for income tax purposes. No provision for federal or state income taxes has been made since the Company is not subject to income tax. No provision for local income tax was made for the New York City Unincorporated Business Tax because none was owed.

The Company utilizes an asset and liability approach to financial accounting and reporting for income tax benefits and deferred liabilities at the local level. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company has New York City net operating loss carryforwards of approximately $1,162,360 which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Year Ending December 31:	Amount
2033	$ 517,259
2034	170,035
2035	418,425
2036	53,121
No expiration	3,520
Total	$ 1,162,360

The net operating loss carryforwards give rise to a deferred tax asset of approximately $46,494. The Company has determined that a valuation allowance against such deferred tax asset is necessary.

Recently Issued Accounting Pronouncement

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed below, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

Segment Reporting

The Company is engaged in a single line of business as a licensed broker-dealer providing financing, M&A and advisory services to clients. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are $438,995.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition through the date of issuance of this financial statement for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company's net capital was $347,153, which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.73% at December 31, 2024.

NOTE 4. COMMITMENTS

The Company leases its office premises under a renewable, one-year rental agreement that ends on December 31 each year unless renewed, to which the Company has elected to apply the ASC Topic 842, Leases, practical expedient for short-term leases with a term of one year or less.

NOTE 5. SIGNIFICANT AREAS OF BUSINESS

During 2024, the Company earned 100% of its fees from customers in the chemical and life sciences industries.

NOTE 6. SIGNIFICANT CUSTOMERS

One customer accounted for 100% of the Company's accounts receivable at December 31, 2024.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

YOUNG & PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2024

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Managing Member
Young & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Young & Partners LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Young & Partners LLC's management. Our responsibility is to express an opinion on Young & Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Young & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Young & Partners LLC's auditor since 2006.
New York, New York
February 27, 2025

YOUNG & PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	360,087
Accounts receivable		50,000
Prepaid expenses and deposits		25,232
Fixed assets, net of accumulated depreciation of $258,565		3,676
TOTAL ASSETS	$	438,995

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,934
Total liabilities		12,934
Members' equity		426,061
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	438,995

See accompanying notes to the statement of financial condition

NOTE 1. ORGANIZATION

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statement has been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes revenue as earned based on when performance obligations are met. Revenue from contracts with customers includes fees from mergers and acquisitions, advisory and corporate finance (including private placements) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. These fees are generally fixed in nature, being earned as performance obligations are completed. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. On occasion, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract and whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain events.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that credit risk associated with accounts receivable is related to a client's inability to fulfill its contractual obligations. Management monitors the credit risk of clients and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company had $50,000 in accounts receivable at year end and $10,170 in accounts receivable at December 31, 2023. The Company had no allowance for credit losses as of December 31, 2024 and December 31, 2023.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware.

The Company is an unincorporated entity and is classified and treated as a partnership for federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expenses as reported for income tax purposes. No provision for federal or state income taxes has been made since the Company is not subject to income tax. No provision for local income tax was made for the New York City Unincorporated Business Tax because none was owed.

The Company utilizes an asset and liability approach to financial accounting and reporting for income tax benefits and deferred liabilities at the local level. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company has New York City net operating loss carryforwards of approximately $1,162,360 which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Year Ending December 31:	Amount
2033	$ 517,259
2034	170,035
2035	418,425
2036	53,121
No expiration	3,520
Total	$ 1,162,360

The net operating loss carryforwards give rise to a deferred tax asset of approximately $46,494. The Company has determined that a valuation allowance against such deferred tax asset is necessary.

Recently Issued Accounting Pronouncement

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed below, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

Segment Reporting

The Company is engaged in a single line of business as a licensed broker-dealer providing financing, M&A and advisory services to clients. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are $438,995.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition through the date of issuance of this financial statement for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company's net capital was $347,153, which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.73% at December 31, 2024.

NOTE 4. COMMITMENTS

The Company leases its office premises under a renewable, one-year rental agreement that ends on December 31 each year unless renewed, to which the Company has elected to apply the ASC Topic 842, Leases, practical expedient for short-term leases with a term of one year or less.

NOTE 5. SIGNIFICANT AREAS OF BUSINESS

During 2024, the Company earned 100% of its fees from customers in the chemical and life sciences industries.

NOTE 6. SIGNIFICANT CUSTOMERS

One customer accounted for 100% of the Company's accounts receivable at December 31, 2024.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.